Exhibit 97.1
SJW GROUP
CLAWBACK POLICY:
RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION

I. BACKGROUND

SJW Group (the “Company”) has adopted this Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation (this “Policy”) to provide for the recovery or “clawback” of excess Incentive-Based Compensation earned by current or former Executive Officers of the Company in the event of a required Restatement (each, as defined under the section entitled “VIII. Definitions” herein).

This Policy is intended to comply with the requirements of the New York Stock Exchange (“NYSE”) Listing Rule 303A.14 (the “Listing Standard”). To the extent that the Company becomes listed on another national securities exchange, the term “Listing Standard” shall refer instead to the Nasdaq Stock Market (“Nasdaq”) Listing Rule 5608 or such equivalent rule of such national securities exchange. To the extent that any provision in this Policy is ambiguous as to its compliance with the Listing Standard or to the extent any provision in this Policy must be modified to comply with the Listing Standard, such provision will be read, or will be modified, as the case may be, in such a manner so that all applicable provisions under this Policy comply with the Listing Standard.

II. STATEMENT OF POLICY

The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “V. Exceptions” herein.

III. SCOPE OF POLICY

A. Persons Covered and Recovery Period. This Policy applies to all Incentive-Based Compensation received by an Executive Officer:

a.after beginning service as an Executive Officer,
b.who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
c.while the Company has a class of securities listed on NYSE or any other national securities exchange, and
d.during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period”).

Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.

For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

B. Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year. For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed by the Company, but on whether the Company is required to prepare a Restatement.

C. Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:

a.the date the board of directors of the Company (the “Board”), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and
b.the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

D. Method of Recovery. The Executive Compensation Committee of the Board (the “Committee”) will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Policy, recognizing that different means of recovery may be appropriate in different circumstances.

IV. AMOUNT SUBJECT TO RECOVERY

A. Recoverable Amount. The amount of Incentive-Based Compensation subject to this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

B. Covered Compensation Based on Stock Price or TSR. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE or other national securities exchange upon which the Company’s securities are then listed.

V. EXCEPTIONS

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE or other national securities exchange upon which the Company’s securities are then listed.

B. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.

VII. DISCLOSURE

The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

IX. ADMINISTRATION; AMENDMENT; TERMINATION.

All determinations under this Policy will be made by the Committee, including determinations regarding how any recovery under this Policy is effected. Any determinations of the Committee will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Policy.

The Committee may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.

X. EFFECTIVENESS

This Policy shall be effective as of December 1, 2023. This Policy supersedes any previous policy of the Company concerning the recovery of excess Incentive-Based Compensation earned by current or former Executive Officers in the event of a required Restatement or a similar provision in any employment agreement, equity award agreement or similar agreement.